UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

61, Vasilisis Sofias Avenue Athens 115 21 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's 'home country'), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the Notice of Annual Meeting and Proxy Statement of Omega Navigation Enterprises, Inc. ('the Company') relating to the Company's 2010 Annual Meeting of Shareholders to be held on November 29, 2010.

Attached to this report on Form 6-K as Exhibit 99.2 is the Proxy Card of the Company.

This report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3, as amended (Registration No. 333-147138), which was declared effective on February 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc. (Registrant)
Dated: November 5, 2010	By:	/s/ Gregory A. McGrath
Gregory A. McGrath
Chief Financial Officer

Exhibit 99.1

October 29, 2010

TO THE SHAREHOLDERS OF
OMEGA NAVIGATION ENTERPRISES, INC.

Enclosed is a Notice of the 2010 Annual Meeting of Shareholders of Omega Navigation Enterprises, Inc. (the "Company") which will be held at the Company's offices at 61 Vasilisis Sofias Avenue, 115 21, Athens, Greece on November 29, 2010 at 10:00 a.m. local time (the "Annual Meeting"), and related materials.

At the Annual Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect two Class A Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two");

3.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the shareholders entitled to vote at the Annual Meeting. Adoption of Proposal Two requires the affirmative vote of the majority of the shares of stock represented at the Annual Meeting.

You are cordially invited to attend the Annual Meeting in person.  If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Kassiotis
Chief Executive Officer

OMEGA NAVIGATION ENTERPRISES, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 29, 2010

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Omega Navigation Enterprises, Inc. (the "Company") will be held at the Company's offices at 61 Vasilisis Sofias Avenue, 115 21, Athens, Greece on November 29, 2010 at 10:00 a.m., local time (the "Annual Meeting"), for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class A Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two");

3.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

The board of directors has fixed the close of business on October 22, 2010 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

Charilaos Loukopoulos
Secretary

October 29, 2010
Athens, Greece

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 29, 2010
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Omega Navigation Enterprises, Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of the Company at 61 Vasilisis Sofias Avenue, 115 21, Athens, Greece on November 29, 2010 at 10:00 a.m., local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders (the "Notice of Annual Meeting").  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Annual Meeting on or about October 29, 2010.

VOTING RIGHTS AND OUTSTANDING SHARES

On October 22, 2010 (the "Record Date"), the Company had outstanding 16,030,079 shares of common stock, par value $0.01 per share (the "Common Shares")  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Annual Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Annual Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting.

The Company's Common Shares are quoted on The Nasdaq Global Market under the symbol "ONAV."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 61, Vasilisis Sofias Avenue, 115 21, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has nine directors on its board of directors, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of three Class A Directors expires at the Annual Meeting.  The board of directors has nominated Robert J. Flynn and Shariq Azhar, each of whom is a current Class A Director, for election as directors whose terms expire at the Company's 2013 Annual Meeting of Shareholders.  Dr. Chiang Hai Ding, the third current Class A Director whose term expires at the Annual Meeting, has advised the board of directors that he does not intend to seek re-election as a Class A Director, and the board of directors has determined not to nominate a replacement.  The Company believes that a board of directors consisting of less than nine members is consistent with the Company's publicly traded peers, will reduce general and administrative expenses for the Company and will continue to satisfy the corporate governance requirements applicable to the Company under relevant Securities and Exchange Commission and The Nasdaq Global Market rules and regulations.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Robert J. Flynn	57	Class A Director
Shariq Azhar	55	Class A Director

Certain biographical information about each of these individuals is set forth below.

Robert J. Flynn serves as the Company's Chairman of the board of directors.  Since 2000, Mr. Flynn has been the president of Mallory Jones Lynch Flynn & Assoc. Inc., or MJLF.  Mr. Flynn joined MJLF in 1979 and has been involved in all aspects of oil tanker chartering, sales and purchase, newbuilding contracting and special project related business.  Although we do not currently do business with MJLF, we may enter into transactions with MJLF or engage MJLF for brokerage services. From 1987 to 1999, Mr. Flynn served on the board of directors of Association of Shipbrokers and Agents, or ASBA, and from 1995 to 1997 was the president of ASBA.  Mr. Flynn worked also at Maritime Overseas Corporation from 1991 to 1992.  From 1974 to 1979, Mr. Flynn served as a commissioned officer with the U.S. Coast Guard.  He is a member of The American Bureau of Shipping, and serves as a Director of the Coast Guard Foundation.  Mr. Flynn holds a bachelor degree from the U.S. Coast Guard Academy.

Shariq Azhar  serves as a director of the Company.  Since 2008 Mr. Azhar has been the Chief Executive Officer of Oman International Development & Investment Co. SAOG, a leading Muscat Securities Market listed Omani investment company engaged in investment activities across a diversity of sectors, geographies and asset classes.  Prior to this, he was the Director General of Injaz Mena Investment Co.

PSC, an Abu Dhabi based investment bank focused on global private equity, real estate, capital markets and corporate finance activities.  Among other positions held over some 25 years in banking and finance, Mr. Azhar served as Executive Vice President of Abu Dhabi Commercial Bank heading the bank's wholesale businesses including corporate banking, investment banking, commercial banking, institutional banking and treasury. Earlier in his career he served as General Manager of Mashreqbank USA, as Vice President of Chase Manhattan Bank in New York and as Senior Research Analyst at the Federal Reserve Bank of New York, the US central bank.  He is a director on the boards of several companies.  Mr. Azhar holds an MBA in Finance from the Stern School of Business at New York University.

Required Vote.  Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the shareholders entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Annual Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Annual Meeting by the holders of shares entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Annual Meeting.  Should any additional matter come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Charilaos Loukopoulos
Secretary

October 29, 2010

Athens, Greece

Exhibit 99.2

ONE Omega Navigation Enterprises, Inc.

IMPORTANT ANNUAL MEETING INFORMATION

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MR A SAMPLE
DESIGNATION (IF ANY)
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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 2:00 a.m., Central Time, on November 29, 2010.

Vote by Internet

- Log on to the Internet and go to **www.envisionreports.com/ONAV**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Class A Directors:

	For	Withhold		For	Withhold
01 - Robert J. Flynn *	☐	☐	02 - Shariq Azhar *	☐	☐

	For	Against	Abstain
2. Proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountant S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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C 1234567890 JNT

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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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